

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2013

Via E-mail

Mr. Kelvin Wing Kee Lau
Chief Financial Officer
Perfect World Co., Ltd.
Perfect World Plaza, Tower 306
86 Beiyuan Road, Chaoyang District
Beijing 100101, People's Republic of China

>   **Re: Perfect World Co., Ltd.**
>   **Form 20-F for the Fiscal Year ended December 31, 2011**
>   **Filed May 11, 2012**
>   **File No. 001-33587**

Dear Mr. Lau:

We have reviewed your letter dated December 10, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 27, 2012.

Item 5. Operating and Financial Review and Prospects

Revenues, page 61

1.   We note your response to prior comment 2, that you have not historically analyzed the relevant annual active charging accounts and the annual average revenue per active charging accounts for your overseas markets. We further note that your international revenues have increased significantly over the last few years and represent a significant portion of your revenues. In this regard, tell us what consideration you gave to separately discussing and analyzing your results of operations for your two principal operating segments as disclosed in your footnote 22 to your financial statements. The user

information can be separated and disclosed based on PRC and International operations that would in part address the differences noted in your response to prior comment 2. Refer to the guidance in Section III.F.1 of SEC Release 33-6835.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief